XChange TEC.INC

September 26, 2025

VIA EMAIL

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	XChange TEC.INC Form 20-F for Fiscal Year Ended September 30, 2024 Filed January 22, 2025 File No. 001-39111

Ladies and Gentlemen:

This letter is in response to the letter dated September 17, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to XChange TEC.INC (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Form 20-F for Fiscal Year Ended September 30, 2024

General

1.	We note that you recent filed two current reports on Form 6-K dated September 3, 2025 and September 24, 2024, incorporating by reference your prior registration statement on Form F-3. We also note prospectus supplement on Form 424B5 filed on September 24, 2024. Please tell us if you sold any securities pursuant to your registration statement on Form F-3 file no. 333-258187 since December 2023. If you made sales, please tell us the dates and number of securities sold.

Response: We respectfully advise the Staff that the Company sold the following securities under the registration statement on Form F-3 file no. 333-258187 since December 2023:

Date	Number of Securities
December 19, 2024	13,900,000 American depositary shares (“ADSs”)
March 18, 2025	2,000,000 ADSs
April 18, 2025	9,870,000 ADSs
Total	25,770,000 ADSs

2.	In future filings, please revise to describe briefly why you sold the previous rental apartment business and how you decided to acquire your insurance related business. Please include proposed draft disclosure in your response. In addition, tell us in your response letter why you were not required to obtain shareholder approval for the sale of the old business or the acquisition of the insurance business or advise if and how shareholder approval has been obtained.

Response: In future filings, we will add the following disclosures in connection with the sale of the rental apartment business and the acquisition of the insurance related business (collectively, the “Transactions”):

“At that time, Company’s rental apartment business was failing to meet performance expectations, operating at a financial loss, while market conditions remained unfavorable. Meanwhile, China’s insurance industry was experiencing steady growth. After careful deliberation, the Company’s management team decided to pursue a business transformation.”

We respectfully advise the Staff that based on the Company’s understanding, shareholder approval for the Transactions is not required under the Nasdaq Listing Rules, the applicable Cayman Islands laws, or the Company’s then effective memorandum and articles of association. Therefore, the Company did not obtain shareholder approval for the Transactions.

3.	Please tell us whether you have issued or plan to issue shares to prior shareholders of Alpha Mind. In this regard we note your disclosure on page 9 that you “intend to pay the rest of the Notes by either using the cash flow generated by [your] operation or through debt or equity offerings or loans.” Please include proposed draft disclosure in your response.

Response: We respectfully advise the Staff that, as disclosed in the Company’s Current Report on Form 6-K dated June 6, 2024, the Company has issued the following securities to Burgeon Capital Inc (“Burgeon Capital”), one of the two prior shareholders of Alpha Mind Technology Limited (“Alpha Mind”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under a promissory note with a total amount of US$27,342,000:

Name	Date	Number of Securities
Burgeon Capital Inc	June 6, 2024	58,590,000,000,000 Class A ordinary shares*

* By May 9, 2025, the Company had completed a series of corporate actions, including a share consolidation, capital reduction, and share subdivision. As a result, such 58,590,000,000,000 Class A ordinary shares shall equal to 585,900,000 Class A ordinary shares as of the date of this response letter.

The Company has not issued any securities to MMTEC, Inc. (“MMTEC”), the other prior shareholder of Alpha Mind.

As previously disclosed in the Company’s Current Report on Form 6-K dated April 23, 2025, the Company, MMTEC, who was the then holder of a promissory note issued by the Company in the original principal amount of US$153,000,000 (the “Original Note”), and Infinity Asset Solutions Ltd. (“Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”) on April 23, 2025, pursuant to which Infinity Asset purchased from MMTEC, a portion of the Original Note representing US$51,988,242 of the total US$153,738,529 of the unpaid principal and accrued and unpaid interest under the Original Note. The portion of the Original Note purchased by Infinity Asset is hereinafter referred to as the “Note.”

As previously disclosed in the Company’s Current Report on Form 6-K dated May 12, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter (collectively, the “Conversion Documents”) on May 9, 2025, pursuant to which, the Company issued the following securities to Infinity Asset, as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Note with a total amount of US$51,988,242:

Name	Date	Number of Securities
Infinity Asset Solutions Ltd.	May 9, 2025	108,027,515,844 Class A ordinary shares

In future filings, we will add the following disclosures:

“To date, the Company has paid off a total principal amount of US$77,000,000 by issuing Class A ordinary shares of the Company to the noteholders. The Company intends to pay the rest of the promissory notes by either using the cash flow generated by the Company’s operation or through debt or equity offerings or loans; however, depending on market conditions, the Company may also choose to pay a portion of the promissory notes through issuance of Class A ordinary shares.”

Cover page

4.	In future filings, disclose the location of your auditor’s headquarters. Please include proposed draft disclosure in your response.

Response: In future filings, we will add the following disclosure of the auditor’s location, under appropriate sections of such filings:

“Our auditor, Onestop Assurance PAC, is headquartered in Singapore.”

Risk Factors

We are subject to customer concentration risk, page 12

5.	We note your disclosure about the concentration from specific geographical areas. In future filings, revise here and in your business section, to include a discussion of the specific geographic concentrations for your policies, as applicable. Please include proposed draft disclosure in your response.

Response: In future filings, we will add the following disclosure to the Risk Factors and the Business sections:

“We face concentration from specific geographical regions. A significant amount of our commission received of our policies sold are located in three provinces in Northern China, which collectively contributed over 50% of our commission revenue in 2022, 2023 and 2024. The breakdown of revenue contribution from these provinces is set forth below:

Province	Percentage of Revenue Contribution
	FY 2022	FY 2023	FY 2024
Tianjin	33.40%	27.66%	21.65%
Shandong	13.88%	19.13%	21.19%
Anhui	13.64%	14.21%	11.84%

Factors such as localized economic downturn, or new regulations imposed by local authorizes, or any adverse event or circumstances unique to these regions could have an impact on our overall business.”

If we fail to meet the applicable listing requirements, NASDAQ may delist, page 32

6.	We note your disclosure related to the Nasdaq delisting notice and that your extension to comply with the requirement to maintain a minimum market value of listed securities appears to have passed as of May 12, 2025. Please tell us the status of your Nasdaq listing and any applicable developments related to the delisting notice since the filing of your annual report on Form 20-F and include proposed draft disclosure in your response.

Response: We respectfully advise the Staff that, as previously disclosed in the Company’s Current Reports on Form 6-K dated June 12, 2025 and September 3, 2025, the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities of US$35 million as set forth under Nasdaq Listing Rule 5550(b)(2).

In future filings, we will add the following disclosure:

“On June 11, 2025, the Company received a notice from The Nasdaq Stock Market LLC stating that the Company has regained compliance with the requirement to maintain a minimum Market Value of Listed Securities of $35 million as set forth under Nasdaq Listing Rule 5550(b)(2) for continued listing on The Nasdaq Capital Market.”

Your rights to pursue claims against us and the depositary, page 36

7.	Please tell us and in future filings disclose clearly whether or not the arbitration provision applies to claims brought under the federal securities laws.

Response: We respectfully advise the Staff that, based on our understanding of the deposit agreement, we believe the optional arbitration provision in the deposit agreement would apply to claims brought under federal securities laws, if the claimants elect to submit their claims to arbitration.

In future filings, we will revise the existing disclosure to read as follows:

“Your rights to pursue claims against us and the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that ADS holders, including purchasers of ADSs in secondary market transactions and the depositary have the right to elect to have any claim they may have against us arising out of or relating to our Class A ordinary shares or ADSs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. An arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages and its award would have to conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. We believe that an optional contractual arbitration provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

No condition or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs, including purchasers of ADSs in secondary market transactions, or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Therefore, in the event that there are claims brought under federal securities laws against us or the depositary brought by any holder or owner of ADSs, including purchasers of ADSs in secondary market transactions, such claims may be submitted to arbitration pursuant to the arbitration provision in the deposit agreement, or may be brought in a court of competent jurisdiction, at the election of the claimant.

By agreeing to such optional arbitration provision, you will not be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.”

Item 4. Information on the company

A. History and Development of the Company, page 41

8.	Please revise this section in future filings to state clearly that you sold your equity interest in Haoju Artificial Intelligence Technology Co., Ltd. to a related party. Include this transaction in the related party transaction section or tell us why it is not required. Refer to Item 7.B. of Form 20-F. Please include proposed draft disclosure in your response.

Response: In response to the Staff’s comment, in future filings, we will add in the related party transaction section the following disclosure in connection with the sale of Haoju Artificial Intelligence Technology Co., Ltd.:

“Transaction with Wangxiancai Limited

On October 26, 2021, December 17, 2021, and October 31, 2023, we transferred all of our equity interest in Q&K Investment Consulting (the “Former WFOE”), Qingke (China) Limited (“Q&K HK”), and Haoju Artificial Intelligence Technology Co., Ltd. (“Haoju”), respectively, to Wangxiancai Limited (the “Equity Transfer”), which was beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because Q&K HK, the Former WFOE and Haoju were loss-making and had net liabilities and the possibility that they would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas they operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Former WFOE was a wholly owned subsidiary of Q&K HK, and had a series of contractual arrangements with our former variable interest entity, Shanghai Qingke E-commerce Co., Ltd. through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. Wangxiancai Limited ceased to be a related party of the Company in October 2023.”

9.	We note that the website you included in the second paragraph on page 43, appears to be for a company that is not referenced in this filing or your list of principal subsidiaries filed as Exhibit 8.1. In future filings, please revise your disclosure to include your website. Please include proposed draft disclosure in your response.

Response: We respectfully advise the Staff that the website https://ir.xhghk.com, which was disclosed in the Form 20-F for Fiscal Year Ended September 30, 2024 (the “2024 20-F”), has been fixed and now properly reflects the Company’s information.

In future filings, the following disclosure already in the 2024 20-F will be retained:

“Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://ir.xhghk.com The information contained on our website is not a part of this annual report.”

B. Business Overview

Our Business, page 43

10.	We note your disclosure on page 43 that “Alpha Mind introduced the SaaS platform in 2023. This technological advancement has streamlined and popularized [your] insurance agency business, enhancing accessibility and convenience for [your] customers.” Please confirm that in future filings you will explain how this platform has streamlined and popularized your insurance business given your disclosure on page 13 where you state that the platform has not generated any revenues to date. Please include proposed draft disclosure in your response.

Response: In response to the Staff’s comment, we hereby confirm that the following disclosure in connection with the SaaS platform will be added in future filings:

“This SaaS platform functions as an internal operational management system designed to enhance the efficiency and scalability of insurance operations. While it does not directly generate revenue, it provides a foundational infrastructure that enables insurance institutions and individual insurance brokers to onboard smoothly through a one-click process. This facilitates the rapid configuration of organizational structures, user accounts, client profiles, and access permissions.

The platform integrates in real-time with external insurance databases, appointment scheduling systems, policy records, and performance tracking data. This integration creates a fully closed-loop sales process, enhancing data consistency and operational continuity across all stages.

To support business growth and adaptability, the platform offers reserved expansion interfaces (an application programming interface used to connect with insurance providers). These allow for the quick integration of multiple insurance companies and their products, enabling a broader service offering and partnership ecosystem. Insurance brokers can also use the front-end interface of the SaaS platform to show the products detail to consumers, which can improve the efficiency of insurance selling process.

By leveraging data-driven insights and standardized operational workflows, the system helps reduce the administrative overhead and costs associated with insurance operations. Ultimately, it makes insurance sales more straightforward, management more transparent, and customer service more professional.”

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 83

11.	In future filings, revise the related party transactions section to include related party transactions for the last three fiscal years and up to the latest practicable date. For each transaction, identify the related party and its relationship to you, and the amount of the transaction. In addition, please ensure that all applicable related party transactions included in your financial statements for the relevant period of time are also included in this section of your future filings. Please include proposed draft disclosure in your response.

Response: We hereby confirm that we will include the required information of related party transactions in future filings.

In the 2024 20-F, we disclosed related party transactions for the fiscal years ended September 30, 2023 and 2024. In future filings, to the extent that the fiscal year ended September 30, 2022 continues to fall within the last three fiscal years, we will also disclose the following related party transactions that occurred during the fiscal year ended September 30, 2022:

“Transaction with Wangxiancai Limited

On October 26, 2021, December 17, 2021, and October 31, 2023, we transferred all of our equity interest in Q&K Investment Consulting (the “Former WFOE”), Qingke (China) Limited (“Q&K HK”), and Haoju Artificial Intelligence Technology Co., Ltd. (“Haoju”), respectively, to Wangxiancai Limited (the “Equity Transfer”), which was beneficially owned by the legal representative and executive director of one of our subsidiaries, a related party, for nominal consideration. The consideration was nominal value because Q&K HK, the Former WFOE and Haoju were loss-making and had net liabilities and the possibility that they would generate cash flow in the future was minimal considering (i) decreasing demand for long-term rental apartments in areas they operated due to population outflow from these areas; and (ii) increasing operating costs as a percentage of revenue as it had incurred certain fixed costs and experienced decreasing revenue streams. The Former WFOE was a wholly owned subsidiary of Q&K HK, and had a series of contractual arrangements with our former variable interest entity, Shanghai Qingke E-commerce Co., Ltd. through which we carried out certain rental apartment operation business prior to the Equity Transfer. The Equity Transfer was performed to dedicate our business resources to operate higher-quality rental apartments through our subsidiaries in China. Wangxiancai Limited ceased to be a related party of the Company in October 2023.

Transactions with Key Space (S) Pte Ltd.

In 2022, we entered into a loan agreement with Key Space (S) Pte. Ltd (“Key Space”), which was a subsidiary owned by one of our then shareholders, with a total principal amount of RMB4.1 million, in connection with our business operation. In FY 2022, FY 2023, and FY2024, amounts due to Key Space were RMB4.1 million, RMB4.5 million and RMB4.3 million, respectively. The balance due to related parties represented borrowings from Key Space which were due within 12 months from borrowing, which subsequently extended and are due by June 2026. Key Space ceased to be a related party of the Company in December 2024.”

Part III

Item 19. Exhibits, page 101

12.

We note that in connection with the acquisition of Alpha Mind you signed a promissory note in the amount of $180 million. In future filings, please file it as an exhibit to your annual report or tell us why you are not required to do so. In addition, tell us if signing of the promissory note was an arms-length transaction. If not, identify the selling shareholders of Alpha Mind who are the beneficiaries under the promissory note. Refer to Instruction 4(a) to Item 19 of Form 20-F. Please include proposed draft disclosure in your response.

Response: We respectfully advise the Staff that the promissory notes issued to MMTEC and Burgeon Capital, the prior shareholders of Alpha Mind, have already been filed as Exhibits 4.5 and 4.6 respectively in both the 2024 20-F and the Form 20-F for Fiscal Year Ended September 30, 2023. We hereby confirm that the signing of each promissory note was an arms-length transaction.

In future filings, to the extent required, we will continue to file the promissory notes as exhibits in accordance with applicable disclosure requirements.

Signatures, page 104

13.	In future filings, please include the signatures prior to the financial statements starting on page F-1. Please include proposed draft disclosure in your response.

Response: We respectfully advise the Staff that the signature has already been included on page 104 of the 2024 20-F prior to the financial statements. We hereby confirm that we will continue to include signatures prior to the financial statements in future filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

[Signature Page Follows]

Very truly yours,

By:	/s/ Jiaxing Chang
Jiaxing Chang
Chief Financial Officer

cc:	Anna Wang, Esq.

Robinson & Cole LLP